SECU 06008134 MISSION

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SEC FILE NUMBER
8 - 52910

SEC Mail Processing Section RECEIVED MAR - 1 2006 199

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 1100
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chung — (415) 274-0171 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 2 6 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Luchetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFP Broker-Dealer, Inc., as of December ,31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

M. CAMPBELL
COMM. #1566817
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
My Commission Expires April 7, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFP BROKER-DEALER, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

SEC MAIL
RECEIVED
MAR - 1 2006
WASH., D.C.
199
PROCESSING
SECTION

GFP BROKER-DEALER, INC.

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-5

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596
tel 925.946.1300
fax 925.947.1700
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
GFP Broker-Dealer, Inc.

We have audited the accompanying statement of financial condition of GFP Broker-Dealer, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of GFP Broker-Dealer, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 13, 2006

GFP BROKER-DEALER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$	247,620
Fees receivable		40,804
Office equipment, net		24,096
Prepaid expenses		14,455
Due from parent		9,405
Deferred tax asset receivable from parent		8,000
Other assets		34,891
	$	379,271

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Income tax payable to parent	$	110,685
Accounts payable and accrued expenses		25,887
Deferred tax liability payable to parent		9,000
Total liabilities		145,572
Stockholder's equity		
Common stock, $0.01 par value, 100 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		39,999
Retained earnings		193,699
Total stockholder's equity		233,699
	$	379,271

See accompanying notes to statement of financial condition

1. Nature of business

GFP Broker-Dealer, Inc. (the "Company"), incorporated in the state of Delaware on June 27, 2000, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is an introducing broker dealer, whose primary operations consist of developing investment products and providing investment banking services to institutional investors, corporations, governments, and private partnerships. The Company is a wholly-owned subsidiary of Global Funding Partners.com, Inc. (the "Parent").

2. Summary of significant accounting policies

Fees Receivable

On a periodic basis, the Company evaluates its fees receivable and considers establishing an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2005, the Company considered all of its fees receivable to be collectible and accordingly no allowance for doubtful accounts is deemed necessary.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	5 years	Straight-line
Computer software	2 years	Straight-line

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. Expenditures which substantially increase an assets useful life are capitalized. Minor replacements, enhancements, maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Office equipment

Details of office equipment at December 31, 2005 are as follows:

Computer software	$ 33,002
Furniture and fixtures	3,800
	36,802
Less accumulated depreciation	12,706
	$ 24,096

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $102,000, which was approximately $93,000 in excess of its minimum requirement of approximately $9,000.

5. Concentration of credit risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

6. Commitments

The Company leases office space under an operating lease having non cancelable lease term in excess of one year. In addition to base rent, the lease provides for the Company to pay a proportionate share of operating costs and is subject to escalation clauses based on the Consumer Price Index. The Company also has a two year lease in place for certain office equipment.

At December 31, 2005, future aggregate minimum annual rent payments and office equipment payments under these leases are approximately as follows:

Year ending December 31		
2006	$	181,000
2007		181,000
2008		46,000
Total	$	408,000

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i).